Exhibit 1.01

Conflict Minerals Report of Stitch Fix, Inc. in Accordance with
Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Stitch Fix, Inc. (the “Company,” “we,” “us,” or “our”) for the reporting period January 1, 2020, to December 31, 2020, in accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”), as amended (“Rule 13p-1”). Please refer to Rule 13p-1, Form SD, and 1934 Act Release No. 34-67716 for definitions of terms used in this report, unless otherwise defined herein.

Overview

Stitch Fix is an online personal styling service that is reinventing the shopping experience by delivering one-to-one personalization to our clients through the combination of data science and human judgment. We purchase third-party brand and exclusive brand products from independent vendors that manufacture our products in factories around the world. Our service is available in the United States and the United Kingdom, and our products include apparel, shoes, and accessories for women, men, and kids.

This report relates to Company products for which certain conflict minerals may be necessary to the functionality or production of the products that were contracted to be manufactured by us, and for which the manufacture was completed during the period from January 1, 2020, through December 31, 2020.

We believe that small amounts of the four minerals that are subject to Rule 13p-1 (tin, tantalum, tungsten, or gold, collectively “3TG”) may be necessary to the functionality or production of certain products that the Company contracts to be manufactured (“In-Scope Products”). These products include apparel, such as tops and bottoms with zippers or buttons, and jewelry.

Due Diligence

We designed our due diligence measures to conform, in all material respects, to the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including related supplements (“OECD Guidance”), consistent with our position as a downstream company.

The Company has established an internal management team to support supply chain due diligence, including members from our responsible sourcing, merchandising, vendor compliance, and legal teams to oversee due diligence, and we have an ethics hotline through which grievances are reported. We periodically report to senior management regarding our responsible sourcing efforts, including with respect to 3TG. We have also engaged a third-party service provider to assist us in reviewing our supply chain, conducting due diligence, and identifying risks in the supply chain.

Our vendor manual also contains a Conflict Minerals policy expressing the Company’s commitment to an ethical supply chain, including the Company’s goal of working with vendors that only use conflict-free minerals. The policy sets forth our expectations of vendors to:

•ensure that any 3TG in their products is conflict-free,
•require their suppliers to adopt similar policies and processes,
•establish due diligence programs to ensure conflict-free supply chains, and
•share the results of the due diligence programs with the Company.

We ask all of our vendors to acknowledge and accept our vendor manual.

To determine which products that we contract to manufacture were potentially In-Scope Products for purposes of Rule 13p-1, we conducted a survey of our merchandising team, examined product specifications, conducted visual inspections, made inquiry of our vendors, and reviewed other relevant information. To determine whether we “contract to manufacture” the products as interpreted under applicable rules, we also considered the degree of influence that we had over the manufacture of the products.

As part of our review of supply chain risk, we conducted a good faith reasonable country-of-origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the 3TG contained in the In-Scope Products originated in the Democratic Republic of Congo or an adjoining country (a “Covered Country”) or are from recycled or scrap sources. Because, as a result of the RCOI, we were unable to determine the countries of origin of all of the 3TG in our supply chain, we also performed due diligence on the source and chain of custody of the 3TG.

We do not have any direct relationships with smelters or refiners, so our due diligence was completed via communications with our vendors. There are many third parties in the supply chain between the ultimate manufacture of our In-Scope Products and the original sources of the 3TG. However, tracing these minerals to their sources is a challenge that requires us to rely on our vendors in our efforts to achieve supply chain transparency, including obtaining information regarding the origin of the 3TG. The information provided by vendors may be inaccurate or incomplete or subject to other irregularities. In addition, because of our relative location within the supply chain in relation to the actual extraction and transport of 3TG, our ability to verify the accuracy of information reported by vendors is limited.

We provided our third-party service provider with a list of vendors with which we contracted to manufacture products that are potentially In-Scope Products. Our service provider surveyed all of these vendors, distributing the latest version of the Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (“RMI”). Vendors had the opportunity to share information at the company level and were required to specify the scope of their response. During the survey, the Company and our service provider provided training to vendors on use of the CMRT, sent reminders to vendors, and escalated with non-responsive vendors via direct outreach by the Company.

Upon receiving vendor responses, the Company and our service provider reviewed the data to evaluate the quality of each supplier response and to identify areas that required further classification or risk assessment. Vendors that submitted invalid forms were contacted and asked to clarify or re-submit their responses. Approximately 67% of our vendors contacted completed the CMRT.

A very small number of our vendors responded that the products they manufactured for the Company contained 3TG. Because we do not have direct relationships with smelters or refiners and do not perform or direct audits of these entities within our supply chain, we rely on information provided by third-party audit programs, such as the RMI’s Responsible Minerals Assurance Process (“RMAP”). Accordingly, our service provider examined the RMI lists of smelters and refiners and determined from those lists whether the smelters and refiners identified by our vendors had been audited against a standard developed by RMAP in conformance with the OECD Guidance, including cross-recognized assessments with either the London Bullion Market Association or Responsible Jewelry Council.

The Company’s Form SD and this Conflict Minerals Report, which is intended to comply with the OECD recommendation to report annually on supply chain due diligence, is available on our website at https://investors.stitchfix.com/sec-filings.

Results of Due Diligence Process

Following our RCOI and due diligence efforts, we were not able to determine with reasonable certainty all of the smelters and refiners used to process the 3TG used in In-Scope Products or all of countries of origin of 3TG used in In-Scope Products or whether the 3TG are from recycled or scrap sources.

Identified Smelters. We have identified on Appendix A the smelters that were identified by the responding vendors in the CMRTs provided to us in response to our request. In all cases where the vendor provided a CMRT, the information provided was not specific enough to identify the smelters that processed the 3TG in the specific In-Scope Products provided to us by the vendor, but instead included information on only on a company-wide, not a product-level. As a result, we were not able to reasonably or reliably determine which smelters identified on Appendix A actually processed the 3TG contained in the specific In-Scope Products that were provided to us by the vendor. Therefore, the list of processing smelters disclosed in Appendix A may identify more facilities than were actually used to process the 3TG contained in the In-Scope Products. Based on the RMAP audit information provided by the RMI, all the smelters identified by vendors were considered “conformant.”

Identified Countries of Origin. Based on information provided by vendors pursuant to the due diligence process, we do not have sufficient information to reasonably or reliably determine the countries of origin of all of the 3TG in the In-Scope Products. Based on the information that has been obtained, we have identified on Appendix A a list of potential countries of origin from which the identified smelters sourced 3TG. As with the list of smelters, all the responses were provided at the company level and, therefore, this list of countries may identify more countries of origin that were actually the source of our 3TG in our In-Scope Products.

Efforts to Determine Mine or Location of Origin. Our efforts to determine the mines or locations of origin with the greatest possible specificity included the use of the due diligence measures described above.

Steps to Mitigate Risk

We intend to take the following steps to continue to improve our supply chain due diligence efforts in 2021 and reduce sourcing risks:

•continue to follow the due diligence process described in this report with any adjustments as appropriate;
•continue to share individual CMRT data validation results with our vendors to help them understand areas that require improvement;
•emphasize our responsible sourcing policy to our vendors;
•work with our service provider to increase responses and quality of information collected through our annual survey of vendors;
•engage with our vendors to encourage smelters and refiners in our supply chain that have not been audited under RMAP to undergo smelter or refiner audits; and
•engage with and advise non-responsive or non-compliant vendors that we will assess their future compliance.

Forward-Looking Statements

This Conflict Minerals Report contains forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical fact could be deemed forward looking, including but not limited to statements regarding Stitch Fix’s efforts to reduce sourcing risks, ability to work with vendors to ensure conflict-free supply chains and products, and improve responses and quality of information collected from vendors. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes” and variations of these words, and similar expressions are intended to identify such forward-looking statements. Actual results could differ materially from the forward-looking statements. These statements involve substantial risks and uncertainties, including, without limitation, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for 3TG (including the possibility of inaccurate information, fraud and other irregularities), inadequate supplier education and knowledge, limitations related to the ability or willingness of suppliers to provide accurate, complete and detailed information and limitations on our ability to verify the accuracy or completeness of any supply chain information provided by suppliers, third-party audit programs or others, as well as those risks and uncertainties described in the filings we make with the Securities and Exchange Commission. We undertake no obligation to update any forward-looking statements made in this Conflict Minerals Report as a result of new information, future events, or otherwise, except as required by law. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management's beliefs and assumptions only as of the date of filing of this document.

Neither our Form SD nor this report incorporates by reference the content of any website to which we refer.

Appendix A

Metal	Smelter Name	Country of Origin of Minerals
Tin	China Tin Group Co., Ltd.	China, Malaysia, Mexico, Russia, DRC or a Covered Country, Switzerland, USA, Indonesia, Bolivia, Canada, Brazil, Australia, Japan
Tin	Minsur	Peru, China, Thailand, Malaysia, Myanmar, Cambodia, Kazakhstan, Portugal, Mongolia, Austria, Luxembourg, Guyana, Republic Of Korea, Brazil, Chile, Laos, Ecuador, Colombia, Argentina, Hungary, Japan, India, Canada, Belgium, Namibia, Ethiopia, Germany, Russia, Vietnam, Singapore, USA, Egypt, Madagascar, Sierra Leone, Bolivia, Netherlands, Ireland, Slovakia, Nigeria, France, Rwanda, United Kingdom, Switzerland, Spain, Djibouti, Czech Republic, Zimbabwe, Suriname, Israel, Australia, Estonia, Indonesia, Ivory Coast, DRC or a Covered Country
Tin	PT Timah Tbk Kundur	Indonesia, Brazil, Peru